Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AMC Networks Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-175206) on Form S-8 of AMC Networks Inc. and subsidiaries (“AMC Networks”) of our report dated March 15, 2012, with respect to the consolidated balance sheets of AMC Networks as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ (deficiency) equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the related consolidated financial statement schedule, which report appears in the December 31, 2011 annual report on Form 10-K of AMC Networks.

/s/ KPMG LLP

New York, New York

March 15, 2012